

*Corporate Office*

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com







August 4, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Consolidated Financial Statements - 6 months ended June 30, 2004
- MD & A - 6 months ended June 30, 2004
- Form 52-109FT2

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies



Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744


CANADIAN UTILITIES LIMITED
An ATCO Company

# CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE SIX MONTHS ENDED JUNE 30, 2004

**CANADIAN UTILITIES LIMITED**
**CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS**
*(Millions of Canadian Dollars except per share data)*

| | Note | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | | | (Restated, Notes 1, 5) | | (Restated, Notes 1, 5) |
| | | *(Unaudited)* | | *(Unaudited)* | |
| **Revenues** | | **$ 690.2** | $ 797.5 | **$1,876.1** | $2,169.7 |
| **Costs and expenses** | | | | | |
| Natural gas supply | | **206.2** | 295.4 | **787.1** | 1,015.7 |
| Purchased power | | **26.0** | 41.3 | **71.6** | 117.7 |
| Operation and maintenance | | **200.2** | 205.0 | **416.6** | 441.5 |
| Selling and administrative | | **35.4** | 38.3 | **77.2** | 68.5 |
| Depreciation and amortization | | **68.2** | 63.2 | **144.2** | 134.0 |
| Interest | | **38.9** | 38.0 | **77.9** | 76.0 |
| Interest on non-recourse long term debt | | **11.0** | 9.7 | **22.6** | 19.5 |
| Franchise fees | | **27.2** | 30.1 | **77.0** | 76.5 |
| | | **613.1** | 721.0 | **1,674.2** | 1,949.4 |
| | | **77.1** | 76.5 | **201.9** | 220.3 |
| **Gain on transfer of retail energy supply businesses** | 3 | **63.3** | - | **63.3** | - |
| **Interest and other income** | | **6.9** | 9.7 | **13.0** | 15.2 |
| **Earnings before income taxes** | | **147.3** | 86.2 | **278.2** | 235.5 |
| **Income taxes** | | **38.1** | 34.2 | **85.6** | 90.9 |
| | | **109.2** | 52.0 | **192.6** | 144.6 |
| **Dividends on equity preferred shares** | | **9.0** | 8.5 | **17.9** | 15.2 |
| **Earnings attributable to Class A and Class B shares** | 3 | **100.2** | 43.5 | **174.7** | 129.4 |
| **Retained earnings at beginning of period as restated** | 4 | **1,476.2** | 1,365.1 | **1,435.4** | 1,311.7 |
| | | **1,576.4** | 1,408.6 | **1,610.1** | 1,441.1 |
| Dividends on Class A and Class B shares | | **33.5** | 32.4 | **67.2** | 64.7 |
| Purchase of Class A shares | | **2.9** | 4.0 | **2.9** | 4.2 |
| **Retained earnings at end of period** | | **$1,540.0** | $1,372.2 | **$1,540.0** | $1,372.2 |
| **Earnings per Class A and Class B share** | 6 | **$ 1.58** | $ 0.69 | **$ 2.75** | $ 2.04 |
| **Diluted earnings per Class A and Class B share** | 6 | **$ 1.58** | $ 0.69 | **$ 2.74** | $ 2.03 |
| **Dividends paid per Class A and Class B share** | | **$ 0.53** | $ 0.51 | **$ 1.06** | $ 1.02 |

**CANADIAN UTILITIES LIMITED**
**CONSOLIDATED BALANCE SHEET**
*(Millions of Canadian Dollars)*

| | Note | June 30 2004 | June 30 2003 (Restated, Notes 1, 5) | December 31 2003 (Restated, Notes 1, 5) |
|---|---|---|---|---|
| | | *(Unaudited)* | *(Unaudited)* | *(Audited)* |
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and short term investments | | **$ 585.4** | $ 566.5 | $ 328.1 |
| Accounts receivable | | **353.3** | 407.1 | 540.6 |
| Inventories | | **114.8** | 117.9 | 171.3 |
| Income taxes recoverable | | **-** | 9.8 | 10.2 |
| Deferred natural gas costs | | **-** | 5.7 | 27.2 |
| Deferred electricity costs | | **-** | 13.5 | - |
| Prepaid expenses | | **30.2** | 35.8 | 25.6 |
| | | **1,083.7** | 1,156.3 | 1,103.0 |
| **Property, plant and equipment** | | **4,938.9** | 4,672.7 | 4,835.4 |
| **Security deposits for debt** | | **24.3** | 23.5 | 23.1 |
| **Other assets** | | **119.7** | 129.3 | 135.0 |
| | | **$6,166.6** | $5,981.8 | $6,096.5 |
| **LIABILITIES AND SHARE OWNERS' EQUITY** | | | | |
| **Current liabilities** | | | | |
| Accounts payable and accrued liabilities | | **$ 297.9** | $ 326.5 | $ 478.8 |
| Income taxes payable | | **16.7** | - | - |
| Future income taxes | | **17.0** | 6.0 | 11.5 |
| Deferred natural gas cost recoveries | | **2.4** | - | - |
| Deferred electricity cost recoveries | | **32.8** | - | 1.0 |
| Deferred electricity cost obligation | | **-** | 15.9 | - |
| Non-recourse long term debt due within one year | | **50.2** | 43.2 | 46.3 |
| | | **417.0** | 391.6 | 537.6 |
| **Future income taxes** | 11 | **210.9** | 226.7 | 227.4 |
| **Deferred credits** | | **109.6** | 113.2 | 135.1 |
| **Long term debt** | | **1,939.8** | 1,914.1 | 1,805.3 |
| **Non-recourse long term debt** | | **798.0** | 819.4 | 806.1 |
| **Equity preferred shares** | | **636.5** | 636.5 | 636.5 |
| **Class A and Class B share owners' equity** | | | | |
| Class A and Class B shares | 6 | **511.1** | 509.6 | 510.5 |
| Contributed surplus | 1 | **0.3** | 0.2 | 0.3 |
| Retained earnings | | **1,540.0** | 1,372.2 | 1,435.4 |
| Foreign currency translation adjustment | | **3.4** | (1.7) | 2.3 |
| | | **2,054.8** | 1,880.3 | 1,948.5 |
| | | **$6,166.6** | $5,981.8 | $6,096.5 |

**CANADIAN UTILITIES LIMITED**
**CONSOLIDATED STATEMENT OF CASH FLOWS**
*(Millions of Canadian Dollars)*

| | Note | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|---|
| | | **2004** | 2003 | **2004** | 2003 |
| | | | (Restated, Notes 1, 5) | | (Restated, Notes 1, 5) |
| | | *(Unaudited)* | | *(Unaudited)* | |
| **Operating activities** | | | | | |
| Earnings attributable to Class A and Class B shares | | **$ 100.2** | $ 43.5 | **$ 174.7** | $ 129.4 |
| Adjustments for: | | | | | |
| Depreciation and amortization | | **68.2** | 63.2 | **144.2** | 134.0 |
| Future income taxes | | **(1.7)** | (0.7) | **(1.9)** | 3.9 |
| Gain on transfer of retail energy supply businesses - net of income taxes | 3 | **(55.1)** | - | **(55.1)** | - |
| Deferred availability incentives | | **(29.2)** | (1.5) | **(21.1)** | 2.6 |
| Other | | **1.3** | - | **4.7** | (1.9) |
| Cash flow from operations | | **83.7** | 104.5 | **245.5** | 268.0 |
| Changes in non-cash working capital | | **17.1** | 46.5 | **179.6** | (7.1) |
| | | **100.8** | 151.0 | **425.1** | 260.9 |
| **Investing activities** | | | | | |
| Purchase of property, plant and equipment | | **(149.9)** | (108.6) | **(263.6)** | (184.7) |
| Proceeds on transfer of retail energy supply businesses - net of income taxes | 3 | **22.5** | - | **22.5** | - |
| Proceeds on disposal of property, plant and equipment | | **0.5** | 2.9 | **1.6** | 10.1 |
| Contributions by utility customers for extensions to plant | | **12.6** | 9.6 | **29.4** | 23.7 |
| Non-current deferred electricity costs | | **(2.2)** | 19.0 | **(11.9)** | 4.9 |
| Changes in non-cash working capital | | **13.3** | 6.4 | **4.4** | (46.9) |
| Other | | **(0.9)** | (2.6) | **(3.9)** | (0.3) |
| | | **(104.1)** | (73.3) | **(221.5)** | (193.2) |
| **Financing activities** | | | | | |
| Change in notes payable | | **-** | (36.0) | **-** | - |
| Deferred electricity cost obligation | | **-** | (18.8) | **-** | (35.1) |
| Issue of long term debt | | **-** | - | **239.8** | 5.5 |
| Issue of non-recourse long term debt | | **3.7** | 19.1 | **10.0** | 40.7 |
| Repayment of long term debt | | **(104.8)** | (7.0) | **(104.8)** | (8.8) |
| Repayment of non-recourse long term debt | | **(5.1)** | (3.6) | **(23.1)** | (17.2) |
| Issue of equity preferred shares | | **-** | 150.0 | **-** | 150.0 |
| Purchase of Class A shares, net of stock option exercises | | **(3.4)** | (1.2) | **(2.4)** | (1.5) |
| Dividends paid to Class A and Class B share owners | | **(33.5)** | (32.4) | **(67.2)** | (64.7) |
| Changes in non-cash working capital | | **0.4** | 5.0 | **1.1** | 6.7 |
| Other | | **0.6** | (3.2) | **(1.6)** | (4.3) |
| | | **(142.1)** | 71.9 | **51.8** | 71.3 |
| **Foreign currency translation** | | **(0.2)** | (1.9) | **1.9** | (6.4) |
| **Cash position** [1] | | | | | |
| Increase (decrease) | | **(145.6)** | 147.7 | **257.3** | 132.6 |
| Beginning of period | | **731.0** | 418.8 | **328.1** | 433.9 |
| **End of period** | | **$ 585.4** | $ 566.5 | **$ 585.4** | $ 566.5 |

[1] Cash position consists of cash and short term investments, and includes $51.8 million (2003 - $81.4 million) which is only available for use in joint ventures.

**CANADIAN UTILITIES LIMITED**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**JUNE 30, 2004**
*(Unaudited, Tabular Amounts in Millions of Canadian Dollars)*

## 1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2003 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2003, except as described below.

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described in Note 5. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings or earnings per share for the three and six months ended June 30, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class A and Class B share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting reduced earnings for the three and six months ended June 30, 2004 by $0.1 million and $0.1 million, respectively, with no effect on earnings per share in either period, reduced earnings for the three and six months ended June 30, 2003 by $0.1 million and $0.1 million, respectively, with no effect on earnings per share in either period, and resulted in a charge of $0.1 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. While the recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. The Corporation has chosen to retain its existing accounting policies for its regulated operations, which are permitted by GAAP, as described in Note 2.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2004 and June 30, 2003 are not necessarily indicative of operations on an annual basis.

Certain 2003 figures have been reclassified to conform to the current presentation.

## 2. Regulation

ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations".

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Differences between the Corporation's accounting policies for its regulated operations and the primary sources of GAAP occur when the AEUB renders its decisions on the Corporation's rate applications and generally involve the timing of revenue and expense recognition to ensure that the Corporation has achieved proper matching of revenues and expenses. Where regulatory practice dictates, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any differences between the amounts deferred and amounts approved by the AEUB for collection or refund in future customer rates are recognized in earnings in the period that the AEUB renders a decision. The Corporation anticipates that there would be no material differences between the amounts approved by the AEUB for collection or refund and the amounts included in assets or liabilities on the balance sheet.

The significant accounting policies that differ from those required by the primary sources of GAAP are described as follows:

a) *Depreciation* – Depreciation rates for regulated assets are approved by the AEUB or, in the case of Alberta Power (2000)'s generating plants, are determined by the PPA's.

b) *Future removal and site restoration costs* – Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, include a provision for future removal costs and site restoration costs. On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

c) *Allowance for funds used during construction* – Certain regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital.

d) *Employee future benefits* – Costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), are recognized in earnings when paid rather than accrued. The differences between the amounts accrued and paid are deferred.

Significant accounting policies that are consistent with those required by the primary sources of GAAP for items that are subject to regulatory approval include:

a) *Natural gas supply* – Natural gas supply expense is based on the forecast cost of natural gas included in customer rates. Variances from forecast costs are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers and revenues and natural gas supply expense are adjusted accordingly (see Note 3 regarding transfer of retail energy supply businesses).

b) *Purchased power* – Purchased power expense is based on the actual cost of electricity purchased, whereas the amount included in customer rates is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the AEUB is obtained for refund to or collection from customers (see Note 3 regarding transfer of retail energy supply businesses).

2. **Regulation** (continued)

c) *Income taxes* – The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

d) Certain costs as required or permitted by the AEUB are deferred for recovery through future rates.

3. **Transfer of retail energy supply businesses**

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million. This transfer increased earnings for the three and six months ended June 30, 2004 by $55.1 million. The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly. Subsequent to May 4, 2004, ATCO Gas will continue to purchase natural gas on behalf of DEML pending the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML. This transfer of contracts is ongoing and is anticipated to be completed in 2004. There will be no impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions ("the transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm and small business customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

### 3. Transfer of retail energy supply businesses (continued)

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued decisions approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal. The Court of Appeal rendered an oral decision from the bench with written reasons to follow.

### 4. Retained earnings at beginning of period as restated

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Retained earnings at beginning of period as previously reported | **$1,476.2** | $1,368.2 | **$1,438.8** | $1,314.9 |
| Adjustment to retained earnings for prior years' effect of change in method of accounting for asset retirement obligations (after income taxes) | - | (3.0) | **(3.1)** | (3.1) |
| Adjustment to retained earnings for prior years' effect of change in method of accounting for stock options | - | (0.1) | **(0.3)** | (0.1) |
| Retained earnings at beginning of period as restated | **$1,476.2** | $1,365.1 | **$1,435.4** | $1,311.7 |

### 5. Asset retirement obligations

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

## 5. Asset retirement obligations (continued)

The effect of adopting these recommendations is presented as increases (decreases) below:

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| *Statement of earnings* | | | | |
| Site restoration and removal costs, included in operation and maintenance | **$ -** | $ - | **$ -** | $(0.1) |
| Depreciation and amortization | **(0.2)** | (0.5) | **(0.4)** | (1.0) |
| Accretion expense, included in depreciation and amortization | **0.5** | 0.4 | **1.0** | 0.9 |
| Income taxes | **-** | (0.1) | **(0.1)** | (0.1) |
| Earnings attributable to Class A and Class B shares | **$(0.3)** | $ 0.2 | **$(0.5)** | $ 0.3 |

| | January 1 2003 |
|---|---|
| *Balance sheet* | |
| Retirement assets and site restoration and removal costs, included in property, plant and equipment | $24.2 |
| Asset retirement obligations, included in deferred credits | 30.1 |
| Accrual for future removal and site restoration costs, included in deferred credits | (3.3) |
| Future income tax liabilities | 0.5 |
| Retained earnings at beginning of period | (3.1) |

Changes in asset retirement obligations are summarized below:

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Obligations at beginning of period | **$32.8** | $30.6 | **$32.3** | $30.1 |
| Accretion expense | **0.5** | 0.4 | **1.0** | 0.9 |
| Obligations at end of period | **$33.3** | $31.0 | **$ 33.3** | $31.0 |

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $93 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

## 6. Class A and Class B shares

There were 41,160,368 (2003 – 40,143,944) Class A non-voting shares and 22,192,117 (2003 – 23,241,291) Class B common shares outstanding on June 30, 2004. In addition, there were 910,200 options to purchase Class A non-voting shares outstanding at June 30, 2004 under the Corporation's stock option plan. From July 1, 2004, to July 26, 2004, no stock options were granted or exercised and 11,100 Class A non-voting shares have been purchased under the Corporation's normal course issuer bid.

## 6. Class A and Class B shares (continued)

The average number of shares used to calculate earnings per share are as follows:

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| Weighted average shares outstanding | **63,398,182** | 63,397,143 | **63,404,253** | 63,404,324 |
| Effect of dilutive stock options | **291,171** | 261,006 | **312,380** | 253,713 |
| Weighted average diluted shares outstanding | **63,689,353** | 63,658,149 | **63,716,633** | 63,658,037 |

## 7. Employee future benefits

In the three months ended June 30, 2004, net expense of $0.3 million (2003 – $0.3 million income) was recognized for pension benefit plans and net expense of $1.3 million (2003 - $1.0 million) was recognized for other post employment benefit plans.

In the six months ended June 30, 2004, net expense of $0.5 million (2003 – $1.0 million income) was recognized for pension benefit plans and net expense of $2.1 million (2003 – $1.7 million) was recognized for other post employment benefit plans.

## 8. Segmented information

*Three months ended June 30*

| **2004**<br>2003 | Utilities | Power Generation | Logistics & Energy Services | Technologies & Other Businesses | Corporate | Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Revenues – external | **$381.7** | **$148.5** | **$152.9** | **$ 7.0** | **$ 0.1** | **$ -** | **$690.2** |
| | $476.8 | $145.1 | $168.1 | $ 7.5 | $ - | $ - | $797.5 |
| Revenues – intersegment | **9.4** | **-** | **112.7** | **26.7** | **2.5** | **(151.3)** | **-** |
| | 15.6 | - | 164.5 | 26.2 | 2.9 | (209.2) | - |
| Revenues | **$391.1** | **$148.5** | **$265.6** | **$33.7** | **$ 2.6** | **$(151.3)** | **$690.2** |
| | $492.4 | $145.1 | $332.6 | $33.7 | $ 2.9 | $(209.2) | $797.5 |
| Earnings attributable to Class A and Class B shares | **$ 63.7** | **$ 18.9** | **$ 13.0** | **$ 5.5** | **$(2.1)** | **$ 1.2** | **$100.2** |
| | $ 12.2 | $ 15.3 | $ 14.5 | $ 6.1 | $(5.8) | $ 1.2 | $ 43.5 |



CU

## 8. Segmented information (continued)

*Six months ended June 30*

| **2004**<br>2003 | Utilities | Power Generation | Logistics & Energy Services | Technologies & Other Businesses | Corporate | Intersegment Eliminations | Consolidated |
|---|---|---|---|---|---|---|---|
| Revenues – external | **$1,229.3**<br>$1,459.6 | **$ 313.2**<br>$ 325.4 | **$321.3**<br>$374.3 | **$12.1**<br>$10.4 | **$ 0.2**<br>$ - | **$ -**<br>$ - | **$1,876.1**<br>$2,169.7 |
| Revenues – intersegment | **24.6**<br>39.4 | **-**<br>- | **249.8**<br>325.9 | **52.3**<br>49.6 | **5.2**<br>5.7 | **(331.9)**<br>(420.6) | **-**<br>- |
| Revenues | **$1,253.9**<br>$1,499.0 | **$ 313.2**<br>$ 325.4 | **$571.1**<br>$700.2 | **$64.4**<br>$60.0 | **$ 5.4**<br>$ 5.7 | **$(331.9)**<br>$(420.6) | **$1,876.1**<br>$2,169.7 |
| Earnings attributable to Class A and Class B shares | **$ 107.5**<br>$ 56.0 | **$ 37.5**<br>$ 39.5 | **$ 26.0**<br>$ 28.8 | **$ 9.2**<br>$ 8.8 | **$ (7.7)**<br>$ (6.3) | **$ 2.2**<br>$ 2.6 | **$ 174.7**<br>$ 129.4 |
| Total assets | **$2,685.7**<br>$2,542.5 | **$2,192.5**<br>$2,194.7 | **$799.9**<br>$806.1 | **$66.3**<br>$50.2 | **$428.9**<br>$421.4 | **$ (6.7)**<br>$ (33.1) | **$6,166.6**<br>$5,981.8 |

## 9. Regulatory matters

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, a return on common equity of 9.60% and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations for 2004. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Electric, as directed by the AEUB, refiled the 2003 and 2004 revenue requirements, incorporating the findings in the decision. In a decision dated February 17, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In December 2002, the AEUB issued a decision approving rates for ATCO Gas on an interim basis effective January 1, 2003. In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37%. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Gas, as directed by the AEUB, refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated June 15, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Pipelines' 2004 return on common equity of 9.60% and a common equity ratio of 43%. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Pipelines, as directed by the AEUB, refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated March 9, 2004, the AEUB approved interim rates to be effective from March 1, 2004 to October 31, 2004. In a decision dated April 30, 2004, the AEUB accepted the refiling of the revenue requirements for the 2003 and 2004 test years with no material changes. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers.

## 10. Contingency

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

## 11. ATCOR Resources Ltd. tax reassessment

In 2001, Canadian Utilities received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. The Corporation did not agree with this reassessment and contested the matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessment to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation. However, the time period for the Federal Government to file an application for leave to appeal the Federal Court of Appeal's decision with the Supreme Court of Canada has not yet expired. The future income tax reduction of $12.9 million has not been adjusted.

## 12. Subsequent event

On July 2, 2004, the AEUB issued its Generic Cost of Capital decision. This decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula as a result of a change in circumstance.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

Comparisons of the common equity ratios and returns on common equity approved by the AEUB in this decision versus the last AEUB approved ratios and related returns for each of the regulated entities of the Corporation are contained in the table below:

| | Common Equity Ratios (%) | | Returns on Common Equity (%) | |
|---|---|---|---|---|
| | Generic Cost of Capital Decision | Previous AEUB Approved | Generic Cost of Capital Decision | Previous AEUB Approved |
| ATCO Electric – Transmission | 33.0 (1) | 32.0 (3) | 9.60 (1) | 9.40 (3) |
| ATCO Electric – Distribution | 37.0 (1) | 35.0 (3) | 9.60 (1) | 9.40 (3) |
| ATCO Gas | 38.0 (2) | 37.0 (1) | - (2) | 9.50 (1) |
| ATCO Pipelines | 43.0 (1) | 43.5 (3) | 9.60 (1) | 9.50 (3) |

(1) Applies to 2004.
(2) The common equity ratio and the return on common equity do not apply to ATCO Gas until 2005.
(3) Applies to 2003.
(4) As the Generic Cost of Capital decision was issued on July 2, 2004, the impact of this decision has not been recorded in the results of operations for the three and six months ended June 30, 2004, but will be recorded in the third quarter of 2004.

FILE NO. 82-34744


SEC MAIL
PROCESSING
RECEIVED
AUG 16 2004
WASH., D.C.
185
SECTION



**CANADIAN UTILITIES LIMITED**
An ATCO Company

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## FOR THE SIX MONTHS ENDED JUNE 30, 2004

# CANADIAN UTILITIES LIMITED

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of Canadian Utilities Limited (the "Corporation") should be read in conjunction with the Corporation's unaudited comparative interim financial statements for the three and six months ended June 30, 2004, and the audited comparative financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2003 ("2003 MD&A"). Information contained in the 2003 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The common share capital of the Corporation consists of Class A non-voting shares ("Class A shares") and Class B common shares ("Class B shares").

## FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, anticipated completion dates and construction costs of major projects, the impact of changes in government regulation and non-regulated generating capacity subject to long term contracts. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

## BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from four Business Groups: Utilities, Power Generation, Logistics and Energy Services, and Technologies. For the purposes of financial disclosure, the Technologies Business Group is included in Technologies and Other Businesses and corporate transactions are accounted for as Corporate (see Note 8 to the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

### Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million. This transfer increased earnings for the three and six months ended June 30, 2004 by $55.1 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly. Subsequent to May 4, 2004, ATCO Gas will continue to purchase natural gas on behalf of DEML pending the transfer of the relevant natural gas purchase contracts to DEML. This transfer of contracts is ongoing

and is anticipated to be completed in 2004. There will be no impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions ("the transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm and small business customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and ATCO Electric.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services Ltd. to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal. The Court of Appeal rendered an oral decision from the bench with written reasons to follow.

## SELECTED QUARTERLY INFORMATION

| | For the Three Months Ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | Sept. 30 | Dec. 31 |
| | ($ Millions except per share data) (unaudited) | | | |
| **2004** | | | | |
| Revenues (1) | 1,185.9 | 690.2 | .................... | .................... |
| Earnings attributable to Class A and Class B shares (1) (2) (3) | 74.5 | 100.2 | .................... | .................... |
| Earnings per Class A and Class B share (1) (2) (3) | 1.17 | 1.58 | .................... | .................... |
| Diluted earnings per Class A and Class B share (1) (2) (3) | 1.16 | 1.58 | .................... | .................... |
| **2003** | | | | |
| Revenues | 1,372.2 | 797.5 | 622.6 | 950.3 |
| Earnings attributable to Class A and Class B shares (2) (3) (4) | 85.9 | 43.5 | 43.2 | 86.5 |
| Earnings per Class A and Class B share (2) (3) (4) | 1.35 | 0.69 | 0.68 | 1.37 |
| Diluted earnings per Class A and Class B share (2) (3) (4) | 1.34 | 0.69 | 0.68 | 1.36 |
| **2002** | | | | |
| Revenues | .................... | .................... | 542.7 | 930.7 |
| Earnings attributable to Class A and Class B shares (2) (3) (4) | .................... | .................... | 44.7 | 73.7 |
| Earnings per Class A and Class B share (2) (3) (4) | .................... | .................... | 0.71 | 1.16 |
| Diluted earnings per Class A and Class B share (2) (3) (4) | .................... | .................... | 0.71 | 1.15 |

Notes:

*(1) The three months ended June 30, 2004, includes the impact of the Transfer of the Retail Energy Supply Businesses.*

*(2) There were no discontinued operations or extraordinary items during these periods.*

*(3) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

*(4) 2003 and 2002 earnings attributable to Class A shares and Class B shares have been restated for retroactive changes in methods of accounting for asset retirement obligations and stock based compensation.*

*(5) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

## RESULTS OF OPERATIONS

The principal factors that caused variations in revenues for the three and six months ended June 30, 2004 were:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses section), and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004 (refer to the Utilities section);
- fluctuations in electricity and natural gas prices (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section); and
- timing of rate decisions (refer to the Utilities, Logistics and Energy Services and Regulatory Matters sections).

The principal factors that caused variations in earnings for the three and six months ended June 30, 2004 were:

- the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses and the Utilities sections);
- fluctuations in electricity prices and related spark spreads in Alberta for ATCO Power (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section); and
- timing of rate decisions (refer to the Utilities, Logistics and Energy Services and Regulatory Matters sections).

## Consolidated Operations

Revenues, earnings attributable to Class A and Class B shares, and earnings and diluted earnings per Class A and Class B share were as follows:

| | **For the Three Months Ended June 30** | | **For the Six Months Ended June 30** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ($ Millions except per share data) *(unaudited)* | | | |
| Revenues (1) | **690.2** | 797.5 | **1,876.1** | 2,169.7 |
| Earnings attributable to Class A shares and Class B shares (1) (2) (3) (4) | **100.2** | 43.5 | **174.7** | 129.4 |
| Earnings per Class A share and Class B share (1) (2) (3) (4) | **1.58** | 0.69 | **2.75** | 2.04 |
| Diluted earnings per Class A share and Class B share (1) (2) (3) (4) | **1.58** | 0.69 | **2.74** | 2.03 |

Notes:

*(1) 2004 includes the impact of the Transfer of the Retail Energy Supply Businesses.*

*(2) There were no discontinued operations or extraordinary items during these periods.*

*(3) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.*

*(4) 2003 earnings attributable to Class A shares and Class B shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.*

*(5) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

**Revenues** for the three months ended June 30, 2004, decreased by $107.3 million to $690.2 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas for the three months ended June 30, 2004, which were 4.7% colder than normal, compared to 17.8% colder than normal for the corresponding period in 2003;
- expiry in September 2003 of ATCO Frontec's contract with the Department of National Defence to provide support services for six peace-keeping installations in Bosnia-Herzegovina (the "Balkans contract");
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- negative impact of the ATCO Electric Alberta Energy and Utilities Board ("AEUB") decision respecting the 2003/2004 general tariff application which decreased ATCO Electric's rate of return on common equity to 9.4% and the common equity ratio to 32% for transmission operations and 35% for distribution operations. These reductions in the common equity ratios reduced the common equity that ATCO Electric is allowed to earn a return on by $83.0 million ("ATCO Electric Decision").

This decrease was partially offset by:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003;
- increased activity at ATCO Frontec's Voisey's Bay project; and
- higher revenues from ATCO Power's United Kingdom ("U.K.") and Australian generating plants.

**Revenues** for the six months ended June 30, 2004, decreased by $293.6 million to $1,876.1 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas for the six months ended June 30, 2004, which were 0.2% colder than normal, compared to 9.2% colder than normal for the corresponding period in 2003;
- lower prices received for natural gas liquids in ATCO Midstream;
- expiry in September 2003 of ATCO Frontec's Balkans contract;
- lower prices received for electricity sold to the Alberta Electric System Operator ("AESO") by ATCO Power;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service contracts (transportation revenue);
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant;
- negative impact of the ATCO Electric Decision; and
- negative impact of the ATCO Pipelines AEUB decision regarding the 2003/2004 general rate application which decreased ATCO Pipelines' rate of return on common equity to 9.5% and the common equity ratio to 43.5%. This reduction in the common equity ratio reduced the common equity that ATCO Pipelines is allowed to earn a return on by $10.6 million ("ATCO Pipelines Decision").

This decrease was partially offset by:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003;
- increased activity at ATCO Frontec's Voisey's Bay project; and
- higher revenues from ATCO Power's U.K. and Australian generating plants.

**Earnings attributable to Class A shares and Class B shares** for the three months ended June 30, 2004, including the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $56.7 million ($0.89 per share) to $100.2 million ($1.58 per share).

**Earnings attributable to Class A shares and Class B shares** for the three months ended June 30, 2004, excluding the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $1.6 million to $45.1 million, primarily due to:

- improved earnings in ATCO Power's U.K. and Australian operations;
- decreased share appreciation rights expense due to lower Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices ("Share Prices") since March 31, 2004;
- moderately positive impact of the ATCO Gas AEUB decision respecting the 2003/2004 general rate application that increased ATCO Gas' rate of return on common equity to 9.5% ("ATCO Gas Decision"); and
- lower Alberta income tax rates.

This increase was partially offset by:

- lower energy charges in Alberta Power (2000) due to the timing of plant outages; and
- negative impact of the ATCO Electric Decision.

**Earnings attributable to Class A shares and Class B shares** for the six months ended June 30, 2004, including the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $45.3 million ($0.71 per share) to $174.7 million ($2.75 per share).

**Earnings attributable to Class A shares and Class B shares** for the six months ended June 30, 2004, excluding the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, decreased by $9.8 million to $119.6 million, primarily due to:

- decrease in ATCO Power's earnings of $5.8 million due to lower prices on electricity sold to the AESO and the related spark spread (as defined in the Power Generation section);
- negative impacts of the ATCO Electric Decision and the ATCO Pipelines Decision;
- warmer temperatures in ATCO Gas;
- lower energy charges in Alberta Power (2000) due to the timing of plant outages; and
- increased dividends on equity preferred shares, net of investment income, due to the issue in April 2003 of $150.0 million of Series X Preferred Shares.

This decrease was partially offset by

- moderately positive impact of the ATCO Gas Decision;
- improved earnings in ATCO Power's U.K. and Australian operations;
- decreased share appreciation rights expense due to changes in Share Prices since December 31, 2003; and
- lower Alberta income tax rates.

**Operating expenses** (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended June 30, 2004, decreased by $115.1 million to $495.0 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service contracts (transportation costs);
- decreased share appreciation rights expense due to lower Share Prices since March 31, 2004;
- reduced operating and maintenance costs in ATCO Frontec due to the expiry of the Balkans contract; and
- lower fuel costs in ATCO Power's Alberta generating plants.

This decrease was partially offset by:

- additional operating and maintenance costs resulting from increased activity at ATCO Frontec's Voisey's Bay project; and
- higher selling and administrative expenses associated with the impact of the ATCO Gas Decision.

**Operating expenses** for the six months ended June 30, 2004, decreased by $290.4 million to $1,429.5 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service contracts (transportation costs);
- reduced operating and maintenance costs in ATCO Frontec due to the expiry of the Balkans contract;
- lower fuel costs in ATCO Power's Alberta generating plants; and
- decreased share appreciation rights expense due to changes in Share Prices since December 31, 2003.

This decrease was partially offset by:

- additional operating and maintenance costs resulting from increased activity at ATCO Frontec's Voisey's Bay project; and
- higher selling and administrative expenses associated with the impact of the ATCO Gas Decision.

**Depreciation and amortization expenses** for the three months ended June 30, 2004, increased by $5.0 million to $68.2 million, primarily due to:

- capital additions in 2004 and 2003.

**Depreciation and amortization expenses** for the six months ended June 30, 2004, increased by $10.2 million to $144.2 million, primarily due to:

- capital additions in 2004 and 2003.

**Interest expense** for the three months ended June 30, 2004, increased by $2.2 million to $49.9 million, primarily due to:

- interest on non-recourse financings for the new Oldman River and Scotford generating plants commissioned by ATCO Power in September 2003 and December 2003, respectively.

**Interest expense** for the six months ended June 30, 2004, increased by $5.0 million to $100.5 million, primarily due to:

- interest on non-recourse financings for the new Oldman River and Scotford generating plants commissioned by ATCO Power in September 2003 and December 2003, respectively.

**Interest and other income** for the three months ended June 30, 2004, decreased by $2.8 million to $6.9 million, primarily due to:

- lower rates of interest earned on cash balances.

**Interest and other income** for the six months ended June 30, 2004, decreased by $2.2 million to $13.0 million, primarily due to:

- lower rates of interest earned on cash balances.

**Income taxes** for the three months ended June 30, 2004, including the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $3.9 million to $38.1 million.

**Income taxes** for the three months ended June 30, 2004, excluding the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, decreased by $4.3 million to $29.9 million, primarily due to:

- lower income tax rates.

**Income taxes** for the six months ended June 30, 2004, including the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, decreased by $5.3 million to $85.6 million.

**Income taxes** for the six months ended June 30, 2004, excluding the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, decreased by $13.5 million to $77.4 million, primarily due to:

- lower earnings; and
- lower income tax rates.

**Dividends on equity preferred shares** for the three months ended June 30, 2004, increased by $0.5 million to $9.0 million as a result of:

- issue of the Series X Preferred Shares in April 2003.

**Dividends on equity preferred shares** for the six months ended June 30, 2004, increased by $2.7 million to $17.9 million as a result of:

- issue of the Series X Preferred Shares in April 2003.

**Segmented revenues** for the three and six months ended June 30, 2004, were as follows:

| Business Group | For the Three Months Ended June 30 | | For the Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ($ Millions) *(unaudited)* | | | |
| Utilities | **391.1** | 492.4 | **1,253.9** | 1,499.0 |
| Power Generation | **148.5** | 145.1 | **313.2** | 325.4 |
| Logistics and Energy Services | **265.6** | 332.6 | **571.1** | 700.2 |
| Technologies and Other Businesses | **33.7** | 33.7 | **64.4** | 60.0 |
| Corporate | **2.6** | 2.9 | **5.4** | 5.7 |
| Intersegment eliminations | **(151.3)** | (209.2) | **(331.9)** | (420.6) |
| Total | **690.2** | 797.5 | **1,876.1** | 2,169.7 |

**Segmented earnings** attributable to Class A and Class B shares for the three and six months ended June 30, 2004, were as follows:

| Business Group | For the Three Months Ended June 30 | | For the Six Months Ended June 30 | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ($ Millions) *(unaudited)* | | | |
| Utilities (1) | **63.7** | 12.2 | **107.5** | 56.0 |
| Power Generation (2) | **18.9** | 15.3 | **37.5** | 39.5 |
| Logistics and Energy Services | **13.0** | 14.5 | **26.0** | 28.8 |
| Technologies and Other Businesses | **5.5** | 6.1 | **9.2** | 8.8 |
| Corporate (3) | **(2.1)** | (5.8) | **(7.7)** | (6.3) |
| Intersegment eliminations | **1.2** | 1.2 | **2.2** | 2.6 |
| Total | **100.2** | 43.5 | **174.7** | 129.4 |

*Notes:*

*(1) The earnings for the three and six months ended June 30, 2004, include earnings of $55.1 million from the Transfer of the Retail Energy Supply Businesses.*

*(2) 2003 earnings have been restated for retroactive change in method of accounting for asset retirement obligations.*

*(3) 2003 earnings have been restated for retroactive change in the method of accounting for stock based compensation.*

## Utilities

**Revenues** from the Utilities Business Group for the three months ended June 30, 2004, decreased by $101.3 million to $391.1 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas for the three months ended June 30, 2004, which were 4.7% colder than normal, compared to 17.8% colder than normal for the corresponding period in 2003; and
- negative impact of the ATCO Electric Decision.

This decrease was partially offset by:

- moderately positive impact of the ATCO Gas Decision; and
- customer additions in ATCO Gas.

**Revenues** for the six months ended June 30, 2004, decreased by $245.1 million to $1,253.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas for the six months ended June 30, 2004, which were 0.2% colder than normal, compared to 9.2% colder than normal for the corresponding period in 2003; and
- negative impact of the ATCO Electric Decision.

This decrease was partially offset by:

- moderately positive impact of the ATCO Gas Decision; and
- customer additions in ATCO Gas.

**Earnings** for the three months ended June 30, 2004, including the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $51.5 million to $63.7 million.

**Earnings** for the three months ended June 30, 2004, excluding the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, decreased by $3.6 million to $8.6 million, primarily due to:

- negative impact of the ATCO Electric Decision; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- moderately positive impact of the ATCO Gas Decision; and
- increased earnings related to ATCO Gas' customer additions.

**Earnings** for the six months ended June 30, 2004, including the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, increased by $51.5 million to $107.5 million.

**Earnings** for the six months ended June 30, 2004, excluding the $55.1 million after tax gain on the Transfer of the Retail Energy Supply Businesses, decreased by $3.6 million to $52.4 million, primarily due to:

- negative impact of the ATCO Electric Decision; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- moderately positive impact of the ATCO Gas Decision; and
- increased earnings related to ATCO Gas' customer additions.

## Power Generation

**Revenues** from the Power Generation Business Group for the three months ended June 30, 2004, increased by $3.4 million to $148.5 million, primarily as a result of:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003; and
- higher revenues from ATCO Power's U.K. and Australian generating plants.

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower energy charges in Alberta Power (2000) due to the timing of plant outages.

**Revenues** for the six months ended June 30, 2004, decreased by $12.2 million to $313.2 million, primarily as a result of:

- lower prices received for electricity sold to the AESO by ATCO Power;
- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower energy charges in Alberta Power (2000) due to the timing of plant outages.

This decrease was partially offset by:

- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003; and
- higher revenues from the U.K. and Australian generating plants.

**Earnings** for the three months ended June 30, 2004, increased by $3.6 million to $18.9 million, primarily due to:

- increase in ATCO Power's earnings of $0.4 million due to higher prices on electricity sold to the AESO and the related spark spread (as defined below).

  AESO electricity prices for the three months ended June 30, 2004, averaged $60.15 per megawatt hour, compared to average prices of $50.88 per megawatt hour for the corresponding period in 2003. Natural gas prices for the three months ended June 30, 2004, averaged $6.62 per gigajoule, compared to average prices of $6.47 per gigajoule for the corresponding period in 2003. The consequence of relatively strong natural gas prices and slightly stronger electricity prices was an average spark spread (as defined below) of $10.50 per megawatt hour for the three months ended June 30, 2004, compared to $2.35 per megawatt hour for the corresponding period in 2003.

  Spark spread is defined as the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas.

  Changes in spark spread affect the results of operation of approximately 320 megawatts of plant capacity owned in Alberta by ATCO Power out of a total owned capacity of approximately 1,100 megawatts.

- improved earnings in ATCO Power's U.K. and Australian operations;
- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003; and
- lower income taxes.

This increase was partially offset by:

- lower energy charges in Alberta Power (2000) due to the timing of plant outages.

**Earnings** for the six months ended June 30, 2004, decreased by $2.0 million to $37.5 million, primarily due to:

- decrease in ATCO Power's earnings of $5.8 million due to lower prices on electricity sold to the AESO and the related spark spread (as defined above).

  AESO electricity prices for the six months ended June 30, 2004, averaged $54.48 per megawatt hour, compared to average prices of $66.45 per megawatt hour for the corresponding period in 2003. Natural gas prices for the six months ended June 30, 2004, averaged $6.35 per gigajoule, compared to average prices of $7.11 per gigajoule for the corresponding period in 2003. The consequence of relatively strong natural gas prices and low electricity prices was an average spark spread of $6.82 per megawatt hour for the six months ended June 30, 2004, compared to $13.13 per megawatt hour for the corresponding period in 2003.

- lower energy charges in Alberta Power (2000) due to the timing of plant outages.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. and Australian operations;
- operations at the new 170 megawatt Scotford generating plant commissioned in December 2003; and
- lower income taxes.

At June 30, 2004, the balance in the deferred availability incentive account was $22.2 million, a decrease of $29.2 million from March 31, 2004 and a decrease of $21.1 million from December 31, 2003. This reduction in deferred availability incentive balances was caused primarily by the planned outages at the Battle River (see "Business Risks" below) and Sheerness generating plants. During the three months ended June 30, 2004, the amortization of deferred availability incentives, recorded in revenues, decreased by $1.0 million to $1.7 million.

During the six months ended June 30, 2004, the amortization of deferred availability incentives decreased by $0.1 million to $3.6 million.

On November 19, 2002, an administration order was issued by a United Kingdom court for TXU Europe, which had a long term offtake agreement for 27.5% of the power produced by the Barking power plant, a 1,000 megawatt plant in London, England, in which the Corporation, through Barking Power Limited, has a 25.5% equity interest. Barking Power Limited has filed a claim with the Administrator and is working with the Administrator and Creditors' Committees on liquidation of TXU Europe and settlement of claims. The Barking power plant will continue to supply 725 megawatts of power under long term contracts. The 275 megawatts of power previously supplied to TXU Europe is being sold under short term bilateral agreements.

A partnership formed by ATCO Power, ATCO Resources and Ontario Power Generation has constructed and is operating the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant at the site of the former J.C. Keith Generating Station, near Windsor, Ontario. Commercial operation of the plant started on July 16, 2004.

## Logistics and Energy Services

**Revenues** from the Logistics and Energy Services Business Group for the three months ended June 30, 2004, decreased by $67.0 million to $265.6 million, primarily due to:

- lower prices and lower volumes for natural gas purchased for ATCO Midstream's customers and lower prices received for natural gas liquids;
- expiry in September 2003 of ATCO Frontec's Balkans contract; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service contracts (transportation revenue) and the negative impact of the ATCO Pipelines Decision.

This decrease was partially offset by:

- increased activity at ATCO Frontec's Voisey's Bay project.

**Revenues** for the six months ended June 30, 2004, decreased by $129.1 million to $571.1 million, primarily due to:

- lower prices and lower volumes for natural gas purchased for ATCO Midstream's customers and lower prices received for natural gas liquids;
- expiry in September 2003 of ATCO Frontec's Balkans contract; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service contracts (transportation revenue) and the negative impact of the ATCO Pipelines Decision.

This decrease was partially offset by:

- increased activity at ATCO Frontec's Voisey's Bay project.

**Earnings** for the three months ended June 30, 2004, decreased by $1.5 million to $13.0 million, primarily due to:

- lower earnings in ATCO Midstream resulting from lower margins realized for natural gas liquids.

This decrease was partially offset by:

- increased earnings in ATCO Frontec from the Voisey's Bay project offset by reduced business activity primarily resulting from the expiry of the Balkans contract.

**Earnings** for the six months ended June 30, 2004, decreased by $2.8 million to $26.0 million, primarily due to:

- lower earnings in ATCO Midstream resulting from lower margins realized for natural gas liquids; and
- negative impact of the ATCO Pipelines Decision.

This decrease was partially offset by:

- increased earnings in ATCO Frontec from the Voisey's Bay project offset by reduced business activity primarily resulting from the expiry of the Balkans contract.

## Technologies and Other Businesses

**Revenues** from Technologies and Other Businesses for the three months ended June 30, 2004, were unchanged at $33.7 million.

**Revenues** for the six months ended June 30, 2004, increased by $4.4 million to $64.4 million, primarily due to:

- increased business activity in ATCO I-Tek in the first quarter of 2004; and
- commencement of work by ATCO I-Tek for new customers during the first quarter of 2004.

**Earnings** for the three months ended June 30, 2004, decreased by $0.6 million to $5.5 million, primarily due to:

- no contract initiation fees received during 2004.

This decrease was partially offset by:

- increased business activity in ATCO I-Tek.

**Earnings** for the six months ended June 30, 2004, increased by $0.4 million to $9.2 million, primarily due to:

- increased business activity in ATCO I-Tek; and
- cost containment initiatives.

This increase was partially offset by:

- lower contract initiation fees.

## Corporate

**Earnings** for the three months ended June 30, 2004, increased by $3.7 million to $(2.1) million, primarily due to:

- decreased share appreciation rights expense due to lower Share Prices since March 31, 2004.

**Earnings** for the six months ended June 30, 2004, decreased by $1.4 million to $(7.7) million, primarily due to:

- increased dividends on equity preferred shares, net of investment income, due to the issue in April 2003 of the Series X Preferred Shares; and
- lower interest income on cash balances.

This decrease was partially offset by:

- decreased share appreciation rights expense due to changes in Share Prices since December 31, 2003.

## ATCOR Resources Ltd. Tax Reassessment

In 2001, Canadian Utilities received and paid an income tax reassessment of $12.9 million relating to the 1996 disposal of ATCOR Resources Ltd. The Corporation did not agree with this reassessment and contested the matter with tax authorities. Accordingly, the payment was recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessment to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of the Corporation. However, the time period for the Federal Government to file an application for leave to appeal the Federal Court of Appeal's decision with the Supreme Court of Canada has not yet expired. The future income tax reduction of $12.9 million has not been adjusted.

# REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd., CU Water and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of the Corporation's wholly owned subsidiary, CU Inc.

In December 2003, the AEUB issued a decision approving the implementation of the "One Bill Model" no later than April 1, 2004. The One Bill Model is designed to ensure that customers who choose to purchase their natural gas requirements from a retailer will receive only one bill for natural gas service. Previously, customers would receive a bill from the retailer for the purchase of the commodity and a separate bill from ATCO Gas for the delivery service. ATCO Gas has now completed implementation of this process.

On July 2, 2004, the AEUB issued its Generic Cost of Capital decision. This decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a rate of return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in the long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula as a result of a change in circumstance.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

Comparisons of the common equity ratios and returns on common equity approved by the AEUB in this decision versus the last AEUB approved ratios and related returns for each of the regulated entities of the Corporation are contained in the table below:

| | Common Equity Ratios (%) | | Returns on Common Equity (%) | |
|---|---|---|---|---|
| | Generic Cost of Capital Decision | Previous AEUB Approved | Generic Cost of Capital Decision | Previous AEUB Approved |
| ATCO Electric – Transmission | 33.0 (1) | 32.0 (3) | 9.60 (1) | 9.40 (3) |
| ATCO Electric – Distribution | 37.0 (1) | 35.0 (3) | 9.60 (1) | 9.40 (3) |
| ATCO Gas | 38.0 (2) | 37.0 (1) | - (2) | 9.50 (1) |
| ATCO Pipelines | 43.0 (1) | 43.5 (3) | 9.60 (1) | 9.50 (3) |

Notes:
*(1) Applies to 2004.*
*(2) The common equity ratio and the return on common equity do not apply to ATCO Gas until 2005.*
*(3) Applies to 2003.*
*(4) As the Generic Cost of Capital decision was issued on July 2, 2004, the impact of this decision has not been recorded in the results of operations for the three and six months ended June 30, 2004, but will be recorded in the third quarter of 2004.*

## ATCO Electric

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, a return on common equity of 9.60% and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations for 2004.

Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Electric, as directed by the AEUB, refiled the 2003 and 2004 revenue requirements, incorporating the findings in the decision. In a decision dated February 17, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In March 2004, ATCO Electric filed an application to settle several deferral account balances and to revise the 2004 interim distribution tariff to incorporate the AEUB decision regarding the revenue requirements for the 2003 and 2004 test years. In the application, ATCO Electric requested that an interim net refund rider be implemented for the period May 1, 2004, to December 31, 2004, to refund a total of approximately $43 million to customers. On April 22, 2004, the AEUB approved this application as filed. This refund has no impact on earnings. ATCO Electric

submitted a Phase II application to finalize the interim distribution tariff on May 21, 2004. The hearing is expected to commence in November 2004.

In September 2003, ATCO Electric received approval from the AEUB to build a $95.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project includes three substations and the expansion of an existing substation, all of which are expected to be substantially completed by August 31, 2004. As at June 30, 2004, ATCO Electric had completed approximately 95% of the project in record time, and had expended $94.0 million of the total project costs. Costs were recently revised to $99 million due to scope additions and schedule acceleration.

## ATCO Gas

In December 2002, the AEUB issued a decision approving rates for ATCO Gas on an interim basis effective January 1, 2003. In a decision dated October 1, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37%. Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Gas, as directed by the AEUB, refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated June 15, 2004, the AEUB issued its final determination of the revenue requirements for the 2003 and 2004 test years, accepting the refiling with no material changes.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties located in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and subsequently issued a decision allocating $4.1 million of the proceeds to customers, and $1.8 million to ATCO Gas. Leave to appeal this decision was granted on July 12, 2002. On January 27, 2004, the Alberta Court of Appeal issued a decision which overturned the AEUB decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. Subsequent to the receipt of this decision, the AEUB and the City of Calgary filed for leave to appeal the Alberta Court of Appeal decision to the Supreme Court of Canada. Accordingly, ATCO Gas has not yet recorded the impact of the appeal decision.

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year. The decision, among other things, directed ATCO Gas to reserve 16.7 petajoules of storage capacity for utility customers and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has filed for leave to appeal this decision to the Alberta Court of Appeal. A hearing to address the leave to appeal is scheduled for September 14, 2004. In July 2004, the AEUB initiated a written process, commencing August 16, 2004, to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in 2004.

## ATCO Pipelines

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Pipelines' 2004 rate of return on common equity of 9.60% and common equity ratio of 43%.

Certain matters relating to transactions with affiliates will be addressed in separate proceedings during 2004. ATCO Pipelines, as directed by the AEUB, refiled the 2003 and 2004 general rate application, incorporating the findings in the decision. In a decision dated March 9, 2004, the AEUB approved interim rates to be effective from March 1, 2004, to October 31, 2004. In a decision dated April 30, 2004, the AEUB accepted the refiling of the revenue requirements for the 2003 and 2004 test years with no material changes. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers.

In October 2003, ATCO Pipelines filed a 2004 Phase II general rate application for new rates. This application is part of a broader process through which the AEUB will address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. A hearing was held in May 2004 and a decision is expected in September 2004.

## LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations provides a substantial portion of the Corporation's cash requirements. Additional cash requirements are met externally through bank borrowings and the issuance of long term and non-recourse debt and preferred shares. Commercial paper borrowings and short term bank loans are used to provide flexibility in the timing and amounts of long term financing.

**Cash flow from operations** for the three months ended June 30, 2004, decreased by $20.8 million to $83.7 million, primarily due to:

- payments made by Alberta Power (2000) with respect to deferred availability incentives due to planned and unplanned plant outages.

This decrease was partially offset by:

- higher earnings.

**Cash flow from operations** for the six months ended June 30, 2004, decreased by $22.5 million to $245.5 million, primarily due to:

- payments made by Alberta Power (2000) with respect to deferred availability incentives due to planned and unplanned plant outages; and
- lower earnings.

**Investing** for the three months ended June 30, 2004, increased by $30.8 million to $104.1 million, primarily due to:

- higher capital expenditures.

This increase was partially offset by:

- proceeds from the Transfer of the Retail Energy Supply Businesses.

**Capital expenditures** for the three months ended June 30, 2004, increased by $41.3 million to $149.9 million, primarily due to:

- increased investment in regulated electric transmission and natural gas distribution projects.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

**Investing** for the six months ended June 30, 2004, increased by $28.3 million to $221.5 million, primarily due to:

- higher capital expenditures.

This increase was partially offset by:

- proceeds from the Transfer of the Retail Energy Supply Businesses.

**Capital expenditures** for the six months ended June 30, 2004, increased by $78.9 million to $263.6 million, primarily due to:

- increased investment in regulated electric transmission and natural gas distribution projects.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

During the three months ended June 30, 2004, the Corporation **issued**:

- $3.7 million of non-recourse long term debt.

During the three months ended June 30, 2004, the Corporation **redeemed**:

- $100.0 million of 8.73% Debentures 1994 Series due June 1, 2004;
- $4.8 million of other long term debt; and
- $5.1 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $106.2 million.

During the six months ended June 30, 2004, the Corporation **issued**:

- $180.0 million of 5.432% Debentures due January 23, 2019;
- $59.8 million of other long term debt; and
- $10.0 million of non-recourse long term debt.

During the six months ended June 30, 2004, the Corporation **redeemed**:

- $100.0 million of 8.73% Debentures 1994 Series due June 1, 2004;
- $4.8 million of other long term debt; and
- $23.1 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $121.9 million.

**Contractual obligations** for the next five years have been updated from disclosure provided in the 2003 MD&A. As at June 30, 2004, contractual obligations have been reduced by approximately $1 billion from the amounts disclosed at December 31, 2003. This decrease is primarily due to reduced ATCO Gas natural gas purchase contracts deriving from the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses and Business Risks – Transfer of Retail Energy Supply Businesses sections). There will be no impact on future earnings resulting from this reduction in contractual obligations as natural gas has historically been sold to customers on a "no-margin" basis.

Contractual obligations for the next five years and thereafter are as follows:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less than 1 Year** | **1-3 Years** | **4-5 Years** | **After 5 Years** |
| | | | ($ Millions) *(unaudited)* | | |
| Long term debt | 1,939.8 | 140.1 | 244.7 | 150.0 | 1,405.0 |
| Non-recourse long term debt | 848.2 | 50.1 | 124.0 | 151.8 | 522.3 |
| Operating leases | 69.6 | 12.8 | 23.2 | 20.2 | 13.4 |
| Purchase obligations: | | | | | |
| ATCO Gas natural gas purchase contracts (1) | 79.1 | 62.2 | 4.0 | 4.0 | 8.9 |
| Alberta Power (2000) coal purchase contracts (2) | 879.9 | 43.1 | 89.7 | 95.1 | 652.0 |
| Alberta Power (2000) capital expenditures (3) | 13.0 | 13.0 | - | - | - |
| ATCO Power natural gas fuel supply contracts (4) | 352.9 | 50.3 | 99.1 | 99.0 | 104.5 |
| ATCO Power operating and maintenance agreements (5) | 225.3 | 14.1 | 33.0 | 29.0 | 149.2 |
| ATCO Power capital expenditures (6) | 9.7 | 9.7 | - | - | - |
| Other | 29.4 | 28.7 | 0.7 | - | - |
| Total | 4,446.9 | 424.1 | 618.4 | 549.1 | 2,855.3 |

*Notes:*

(1) *ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate to storage purchases and operational contracts pertaining to the Carbon storage facility which will not be transferred to DEML and continues to be subject to AEUB regulation. Some of these obligations are for the life of the gas reserves. The estimated value of these purchase obligations is based on the market price of natural gas in effect on June 30, 2004, and assumes a remaining life of 10 years for the gas reserves. The cost of natural gas purchased under these obligations is recoverable from ATCO Gas' customers.*

(2) *Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants. These costs are recoverable pursuant to the power purchase arrangements.*

(3) *Alberta Power (2000) has entered into contracts with suppliers to improve operating efficiency at certain of its generating plants.*

(4) *ATCO Power has various contracts to purchase natural gas for its natural gas-fired generating plants. ATCO Power has long term offtake agreements with the purchasers of the electricity to recover 82% of these costs. The balance of 18% is currently being recovered under short term bilateral agreements.*

(5) *ATCO Power has various contracts with suppliers to provide operating and maintenance services at certain of its generating plants.*

(6) *ATCO Power has entered into various contracts to purchase goods and services with respect to its capital expenditure programs.*

At June 30, 2004, the Corporation had the following **credit lines** that enable it to obtain funding for general corporate purposes.

| | **Total** | **Used** | **Available** |
|---|---|---|---|
| | | ($ Millions)<br>*(unaudited)* | |
| Long term committed | 351.0 | 76.0 | 275.0 |
| Short term committed | 623.3 | 9.3 | 614.0 |
| Uncommitted | 177.5 | 14.1 | 163.4 |
| Total | 1,151.8 | 99.4 | 1,052.4 |

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

**Current and long term future income taxes** of $227.9 million at June 30, 2004, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 20, 2003, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class A shares. The bid expired on May 19, 2004. Over the life of the bid, 73,600 shares were purchased, of which 17,000 shares were purchased in 2004. On May 20, 2004, the Corporation commenced a normal course issuer bid, pursuant to which the Corporation anticipates that it will purchase up to 3% of the outstanding Class A shares. The bid will expire on May 19, 2005. From May 20, 2004, to July 26, 2004, 59,500 shares have been purchased.

On January 23, 2004, the **quarterly dividend** payment on the Corporation's Class A shares and Class B shares increased by $0.02 to $0.53 per share. The Corporation has increased its annual common share dividend each year since its inception as a holding company in 1972. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

## OUTSTANDING SHARE DATA

At July 26, 2004, the Corporation had outstanding 41,149,268 Class A shares and 22,192,117 Class B shares.

## BUSINESS RISKS

### Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the purchase price to DEML by ATCO Gas and/or ATCO Electric. In certain circumstances, if DEML is restrained or prohibited from carrying out the transferred functions, all functions will revert to ATCO Gas and ATCO Electric and a portion of the purchase price will be refunded to DEML, depending upon the timing of any such reversion. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services Ltd. in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

The Corporation has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services Ltd.'s payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal. The Court of Appeal rendered an oral decision from the bench with written reasons to follow.

### Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

### Alberta Power (2000)

As a result of unprecedented drought conditions, the water level in the cooling pond used by the Battle River Plant in its production of electricity had fallen to an all-time low in early 2003, and the Corporation made a force majeure claim in respect of short term curtailed plant production which was experienced during the first quarter of 2003. The arbitration hearings with respect to the force majeure claim were concluded in June 2004, and a decision is expected during 2004. Water levels so far in 2004 are below those of 2003 which has required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation has made a force majeure claim for the period June 24, 2004, to July 4, 2004, and the period commencing July 14, 2004. The force majeure claim will remain in force as long as water temperatures exceed environmental license requirements

thereby limiting the plant's generating capacity. The outcome of any force majeure claims are not known at this time.

## ATCO Power

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graphs, which illustrate a range of prices experienced during the periods January 2000 to June 2004, and from January 2003 to June 2004.



AESO Prices, Natural Gas Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jun-04
Month
AESO Price
Spark Spread
Natural Gas Price




AESO Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$100
$80
$60
$40
$20
$0
$(20)
First Quarter 2003
Second Quarter 2003
Third Quarter 2003
Fourth Quarter 2003
First Quarter 2004
Second Quarter 2004
AESO Price
Spark Spread


Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

## CRITICAL ACCOUNTING ESTIMATES

### Employee Future Benefits

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 6.25% at the beginning of 2004, resulted in an expected long term rate of return of 7.25% for 2004. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three and six months ended June 30, 2004, was 6.25%, the same rate that was used at the end of 2003.

The expected long term rate of return has declined over the past three years, from 8.1% in 2001 to 7.25% in the six months ended June 30, 2004. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 6.25% at the end of June 30, 2004. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002 and 2003. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and six months ended June 30, 2004.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and six months ended June 30, 2004, are as follows: for drug costs, 9.9% starting in 2004 grading down over 9 years to 4.5%, and for other medical and dental costs, 4.0% for 2004 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

## CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described below. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be

made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

| | **For the Three Months Ended June 30** | | **For the Six Months Ended June 30** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ($ Millions) (*unaudited*) | | | |
| *Statement of earnings* | | | | |
| Site restoration and removal costs, included in operation and maintenance | **-** | - | **-** | (0.1) |
| Depreciation and amortization | **(0.2)** | (0.5) | **(0.4)** | (1.0) |
| Accretion expense, included in depreciation and amortization | **0.5** | 0.4 | **1.0** | 0.9 |
| Income taxes | **-** | (0.1) | **(0.1)** | (0.1) |
| Earnings attributable to Class A and Class B shares | **(0.3)** | 0.2 | **(0.5)** | 0.3 |

| | January 1 2003 |
|---|---|
| | ($ Millions) (*unaudited*) |
| *Balance sheet* | |
| Retirement assets and site restoration and removal costs, included in property, plant and equipment | 24.2 |
| Asset retirement obligations, included in deferred credits | 30.1 |
| Accrual for future removal and site restoration costs, included in deferred credits | (3.3) |
| Future income tax liabilities | 0.5 |
| Retained earnings at beginning of period | (3.1) |

Changes in asset retirement obligations are summarized below:

| | **For the Three Months Ended June 30** | | **For the Six Months Ended June 30** | |
|---|---|---|---|---|
| | **2004** | 2003 | **2004** | 2003 |
| | ($ Millions) (*unaudited*) | | | |
| Obligations at beginning of period | **32.8** | 30.6 | **32.3** | 30.1 |
| Accretion expense | **0.5** | 0.4 | **1.0** | 0.9 |
| Obligations at end of period | **33.3** | 31.0 | **33.3** | 31.0 |

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $93 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings or earnings per share for the three and six months ended June 30, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted as compensation expense and contributed surplus. Contributed surplus is reduced as the options are exercised and the amount initially recorded in contributed surplus is credited to Class A and Class B share capital. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting reduced earnings for the three and six months ended June 30, 2004, by $0.1 million and $0.1 million, respectively, with no effect on earnings per share in either period, reduced earnings for the three and six months ended June 30, 2003 by $0.1 million and $0.1 million, respectively, with no effect on earnings per share in either period, and resulted in a charge of $0.1 million to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. While the recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. The Corporation has chosen to retain its existing accounting policies for its regulated operations, which are permitted by GAAP.

July 26, 2004

FILE NO. 82-34744

# Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **James A. Campbell**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the interim period ending **June 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

*[original signed by J.A. Campbell]*　　　　*August 3, 2004*

J.A. Campbell
Senior Vice President, Finance and Chief Financial Officer

Date:

# Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, **Nancy C. Southern**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Canadian Utilities Limited** (the issuer) for the interim period ending **June 30, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

*[original signed by N.C. Southern]*

N.C. Southern
President and Chief Executive Officer

Date: *August 3, 2004*



*Corporate Office*


PROCESSING
RECEIVED
SEC MAIL
AUG 1 6 2004
SECTION
WASH., D.C.
185

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

August 4, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release Dated August 4th, 2004 - Financial Statements & MD&A Available

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)



*Corporate Office*

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

August 4, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release Dated August 4th, 2004 - Financial Statements & MD&A Available

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34744


CU
Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

CANADIAN UTILITIES LIMITED
An ATCO Company

For Immediate Release

August 4, 2004

# CANADIAN UTILITIES LIMITED

## June 2004 Financial Statements & MD&A Available

CALGARY, Alberta – Canadian Utilities Limited today announced that its consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2004 can be accessed on Canadian Utilities' website (www.canadian-utilities.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to share owners on or about August 9, 2004.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is a premier Canadian group of companies, Alberta based with more than 7,000 employees actively engaged worldwide in Utilities, Power Generation, Logistics, Industrials, Technologies and Energy Services. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528



Corporate Office


PROCESSING
RECEIVED
SEC MAIL
AUG 1 6 2004
SECTION
185
WASH., D.C.

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

August 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release Dated August 4th, 2004 - New Structure and Executive Appointments

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)



*Corporate Office*

Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.mitchell@atco.com

August 5, 2004

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Press Release Dated August 4th, 2004 - New Structure and Executive Appointments

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Canadian Utilities Limited
A Member of the ATCO Group of Companies

Sharlene C. Mitchell, STI
Corporate Secretarial Department

Enclosure(s)

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

**August 4, 2004**

# ATCO Group Announces New Structure and Executive Appointments

Calgary, Alberta: The Boards of Directors of ATCO Ltd. and Canadian Utilities Limited have announced a new structure for the ATCO Group and changes to executive roles and responsibilities.

The new structure will consolidate and reduce the number of business groups, and will provide more synergies and efficiencies between the operating companies under the direction of two Managing Directors and one President. Changes take place in conjunction with the pending retirements of Mr. Dick Frey, Managing Director, Utilities and Mr. Walter Kmet, Managing Director, Industrials.

Michael M. Shaw is named Managing Director, Global Enterprises responsible for Logistics and Industrials, which includes ATCO Frontec, ATCO Structures and ATCO Noise Management, as well as Energy Services and Technologies, which includes ATCO Midstream and ATCO I-Tek.

Siegfried W. Kiefer is named Managing Director, Utilities and Chief Information Officer, ATCO Group. Included in the Utilities Group are ATCO Gas, ATCO Pipelines and ATCO Electric.

Gerry W. Welsh, President & Chief Operating Officer, ATCO Power will continue to be responsible for the Power Generation Group.

Mr. Shaw, Mr. Kiefer and Mr. Welsh will report directly to ATCO Group President & Chief Executive Officer, Nancy Southern.

ATCO Group is a premier Canadian group of companies, Alberta based, with more than 7,000 employees actively engaged worldwide in Utilities, Power Generation, Logistics & Industrials and Energy Services & Technologies. More information about ATCO Group can be found at www.atco.com.

For further information, please contact:

Nancy Southern
President & Chief Executive Officer
ATCO Group
(403) 292-7561